Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2016 Annual Meeting

CALGARY, May 13, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of shareholders held May 12, 2016 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 23, 2016 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 202,898,241 common shares representing 54 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following ten nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Percentage of Votes in Favour	Percentage of Votes Withheld
Anne-Marie N. Ainsworth	99.57%	0.43%
Grant D. Billing	96.83%	3.17%
Michael H. Dilger	99.38%	0.62%
Randall J. Findlay	98.18%	1.82%
Lorne B. Gordon	95.48%	4.52%
Gordon J. Kerr	81.06%	18.94%
David M.B. LeGresley	98.98%	1.02%
Robert B. Michaleski	99.24%	0.76%
Leslie A. O'Donoghue	96.87%	3.13%
Jeffrey T. Smith	99.62%	0.38%

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Approve shareholders rights plan

An ordinary resolution to continue Pembina's shareholder rights plan, and ratify, confirm and approve Pembina's amended and restated shareholder rights plan, as set out in the Information Circular, was approved with an approximate 96 percent of votes cast in favour.

4.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with an approximate 95 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:24e 13-MAY-16